08025650

SEC Mail Processing Section
FEB 19 2008
Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jacques Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15430 Avery Road
(No. and Street)

Rockville (City) MD (State) 20855 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Jacques / Anne Jeffress (301) 738-1303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph M. Kissell, CPA
(Name – *if individual, state last, first, middle name*)

14913 Emory Lane (Address) Rockville (City) MD (State) 20853 (Zip Code)

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph W. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jacques Financial, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Operations Manager

Title

Notary Public My Commission Expires August 1 2009.

ANNE E. JEFFRESS NOTARY PUBLIC MONTGOMERY COUNTY, MD

This report ** contains (check all applicable boxes):

XX (a) Facing Page.
XX (b) Statement of Financial Condition.
XX (c) Statement of Income (Loss).
XX (d) Statement of Changes in Financial Condition.
XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
XX (g) Computation of Net Capital.
XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
XX (l) An Oath or Affirmation.
XX (m) A copy of the SIPC Supplemental Report.
XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH M. KISSELL

Certified Public Accountant

14913 EMORY LANE

ROCKVILLE, MD 20853

(301) 460-0434

INDEPENDENT AUDITORS' REPORT

Member
Jacques Financial, LLC

We have audited the accompanying statements of financial condition of Jacques Financial, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jacques Financial, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph M. Kissell, CPA

Rockville, Maryland
February 6, 2008

Jacques Financial, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 14,296
Commissions receivable	164,868
Total current assets	179,164
OTHER ASSETS	
Investment securities available for sale	84,282
Total assets	$ 263,446

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Commissions payable to related party	$ 164,868
Total current liabilities	164,868
MEMBER'S EQUITY	98,578
Total liabilities and member's equity	$ 263,446

See independent auditors' report and notes to financial statements.

Jacques Financial, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2007

Revenue	
Commissions	$ 3,115,887
Interest income	10,518
Unrealized gain on investments	3,198
Other income	35,000
Total revenue	3,164,603
Expenses	
Commissions	3,132,615
Licenses and permits	8,584
Insurance	3,938
Other expenses	5,750
Total expenses	3,150,887
NET INCOME	$ 13,716

See independent auditors' report and notes to financial statements.

Jacques Financial, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2007

Balance at January 1, 2007	$ 98,577
Net income	13,716
Member's Withdrawals	(13,715)
Balance, December 31, 2007	$ 98,578

See independent auditors' report and notes to financial statements.

Jacques Financial, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 13,716
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities:	
Decrease in commissions receivable	22,069
Decrease in investment securities	6,802
Decrease in commissions payable to related party	(32,943)
Net cash provided by operating activities	9,644
Cash flows from investing activities	
Proceeds from sale of securities	10,000
Member withdrawal from securities sale	(10,000)
Net cash provided by investing activities	0
Cash flows from financing activities	
Member withdrawals from equity	(13,715)
Net cash used in financing activities	(13,715)
Net decrease in cash	(4,071)
Cash, beginning of year	18,367
Cash, end of year	$ 14,296

See independent auditors' report and notes to financial statements.

NOTE A - ORGANIZATION

Jacques Financial, LLC, a Maryland single member limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. Operations began on December 19, 2000. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The sole proprietorship operates its broker/dealer business on the fully disclosed basis.

For the year ended December 31, 2007, the broker/dealer business accounted for 98.5% of total revenue. Remaining revenues were generated by unrealized gain on investments, interest income, and a rebate from FINRA.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commissions revenue is recorded on a trade-date basis.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

See independent auditors' report.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities

Investment securities are valued at market value. The increase or decrease in unrealized appreciation or depreciation is included in income.

Income Taxes

As a single member LLC, the entity incurs no income taxes. The member is taxed on the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE C - OTHER ASSETS - INVESTMENT SECURITIES

The costs, gross unrealized gains (losses) and fair value of securities as of December 31, 2007 are as follows:

	Cost	Prior Years Gross Unrealized Gains	Current Year Gross Unrealized Gains	Cumulative Member Withdrawals	Fair Value
Mutual fund securities	$ 67,530	$53,554	$ 3,198	$(40,000)	$84,282

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 2.01 to 1 at December 31, 2007. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $ 81,935 at December 31, 2007, which satisfied the net capital requirements.

NOTE E - RELATED PARTY TRANSACTIONS

Commissions Payable and Expense

Pursuant to the management agreement, Joseph W. Jacques, CPA, CFP, an affiliate of the member, will receive from the Company a commission fee in compensation for management services and services rendered as the Registered Representative of the Company. As management agent, Joseph W. Jacques, CPA, CFP is responsible for rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general and administrative and office expenses incurred on behalf of the Company.

The commission fee paid to Joseph W. Jacques, CPA, CFP, is a percentage of the total commission revenue received by the Company. The commission rate is variable from period to period at the discretion of the Company. Joseph W. Jacques, CPA, CFP, retains the right to withdraw from the agreement upon appropriate notice. $3,132,615 of commission fees have been expensed by the Company for the year ended December 31, 2007. $3,160,488 was paid during the year. Commission fees payable of $164,868 remained outstanding at December 31, 2007.

NOTE F - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The manager of the Company is responsible for the majority of the revenue earned by the Company.

SUPPLEMENTAL INFORMATION

Jacques Financial, LLC

SCHEDULE OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

For the year ended December 31, 2007

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness	$ 164,868
COMPUTATION OF NET CAPITAL	
Total member's equity from statement of financial condition	98,578
Less: Nonallowable assets	–
Other deductions and/or charges	4,000
Net capital before haircuts on securities positions	94,578
Haircuts on securities	
Other securities	12,642
Net haircuts on securities	12,642
Net capital	$ 81,936
CAPITAL REQUIREMENTS	
Net capital required	$ 50,000
Net capital in excess of requirements	31,936
Net capital, as shown above	$ 81,936
Ratio of aggregated indebtedness to net capital	2.01 to 1

Jacques Financial, LLC

RECONCILIATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

For the year ended December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION	
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 164,868
Changes as noted during audit	
Other adjustments	-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	164,868
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 81,936
Changes as noted during audit	
Other adjustments	-
Net capital per schedule of computation of aggregate indebtedness and net capital	$ 81,936

Jacques Financial, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

For the year ended December 31, 2007

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(ii) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Jacques Financial, LLC

SIPC ASSESSMENT

For the year ended December 31, 2007

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2007. This assessment has been paid as of December 31, 2007.

JOSEPH M. KISSELL

Certified Public Accountant

14913 EMORY LANE

ROCKVILLE, MD 20853

(301) 460-0434

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
Jacques Financial, LLC

We have audited the financial statements of Jacques Financial, LLC for the year ended December 31, 2007, and have issued our report thereon dated February 6, 2008.

In planning and performing our audit of the financial statements of Jacques Financial, LLC for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also,

projection of any evaluation of the internal control and practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and is not intended to be, and should not be, used by anyone other than these specified parties.

Joseph M. Kinsel, CPA

Rockville, Maryland
February 6, 2008

JACQUES FINANCIAL, LLC

(301) 738-1303
(301) 738-1305 FAX

15430 Avery Road
Rockville, MD 20855

JOE@JOEJACQUESCPA.COM
WWW.JOEJACQUESCPA.COM

February 6, 2008

Joseph M. Kissell
Certified Public Accountant
14913 Emory Lane
Rockville, MD 20853

Gentlemen:

We are providing this letter in connection with your audit of the balance sheet Jacques Financial, LLC as of December 31, 2007, and the related statements of income, retained earnings and cash flows for the year ended December 31, 2007 for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Jacques Financial, LLC, in conformity with U.S. generally accepted accounting principles.

We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgement of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representation made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all –

   a. Financial records and related data.

   b. There are no minutes of any member meetings.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the account records underlying the financial statements.

5. We believe the effects of the uncorrected financial statement misstatements summarized in the attached schedule, if any, are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. There has been no –

   a. Fraud involving management or employees who have significant roles in internal control.

   b. Fraud involving others that could have a material effect on the financial statements.

7. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The following, if applicable, have been properly recorded or disclosed in the financial statements:

   a. Related party transactions and related accounts receivable or payable including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements.

c. Agreements to repurchase assets previously sold.

d. Guarantees, whether written or oral, under which the Company is contingently liable.

e. Amounts of contractual obligations for the construction and purchase of real property, equipment and identifiable intangibles not included in the liabilities recorded on the books.

f. All liabilities which are subordinated in any way to any other actual or possible liabilities of the Company.

g. Anticipated withdrawals of funds in material amounts from the LLC for any reason.

h. All leases and material amounts of rental obligations under long-term leases.

9. We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates are reasonable in the circumstances. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that "near term" means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

10. Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance sheet date and have been appropriately reduced to their estimated net realizable values.

11. We have reviewed long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable.

12. We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5, and we have not consulted a lawyer concerning litigation, claims, or assessments.

13. There are no –

 a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

 b. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

14. If applicable, provision has been made for –

 a. Losses to be sustained in the fulfillment of, or from inability to fulfill, any sales commitments.

 b. Reduction of excess or obsolete inventories to their estimated net realizable values.

 c. Any material loss to be sustained as a result of purchase commitments for inventory quantities in excess of normal requirements or at prices in excess of the prevailing market prices.

15. Except for cash and Oppenheimer investments, the LLC owns no assets.

16. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

17. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

18. During the course of your audit, you may have accumulated records containing data which should be reflected in our books and records. All such data have been so reflected. Accordingly, copies of such records in your possession are no longer needed by us.

19. The adjusting journal entries, if proposed by you, are approved by us and will be recorded on the books of the company.

20. Net capital requirement is $50,000.

Joseph W. Jacques
Operations Manager

END